UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Invesco Dynamic Credit Opportunity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1555 Peachtree Street, N.E.,
Suite 1800
Atlanta, Georgia 30309
Telephone Number (including area code): (713) 626-1919

Name and address of agent for service of process:

Jeffrey H. Kupor, Esquire
11 Greenway Plaza, Suite 1000
Houston, TX 77046-1173
(713) 626-1919

With copies of Notices and Communications to:

Taylor V. Edwards, Esquire
Invesco Advisers, Inc.
225 Liberty Street, 15th FL
New York, NY 10281-1087

Matthew R. DiClemente, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in City of Houston, and the State of Texas, on the 7th day of May, 2021.

Invesco Dynamic Credit Opportunity Fund

	By:	/s/Jeffrey H. Kupor
`		Senior Vice President, Secretary and Chief Legal Officer

Attest:	/s/Adrienne Ruffle
Assistant Secretary